Exhibit 99.1

Eco Wave Power – Publication of Interim Report for The Nine Months Ended September 30, 2021

Stockholm, November 30, 2021 –Today, Eco Wave Power Global AB (publ) (Nasdaq: WAVE, Nasdaq First North: ECOWVE) (“Eco Wave Power” or the “Company”) announced financial results and published an interim report for the nine months ended September 30, 2021.

Nine Months Ended September 30, 2021

●	Revenues of SEK 0.26 million compared to SEK 0 in the same period in 2020 (USD 31 thousands compared to USD 0, respectively) from feasibility study services in Asia. The Company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions, in addition to the Company’s WEC technology. These services currently include feasibility studies for potential clients of WEC technology.

●	Operating loss increased to SEK -17.9 million compared to SEK -10.5 million in the same period in 2020 (USD -2.1 million compared to USD -1.1 million, respectively). Research and development expenses increased to SEK 4.4 million compared to SEK 2.1 million in the same period in 2020 (USD 0.5 million compared to USD 0.2 million, respectively), sales and marketing expenses amounted to SEK 2.7 million compared to SEK 2.2 million in the same period in 2020 (USD 0.3 million compared to USD 0.2 million, respectively). General and administrative expenses amounted to SEK 11.0 million compared to SEK 6.3 million in the same period in 2020 (USD 1.3 million compared to USD 0.7 million, respectively). General and administrative expenses for the same period in 2020 were reduced by a one-off item by SEK 1.1 million (USD 0.12 million), pertaining to a one-off cost item that was settled at a lower amount than reserved for.

●	Net loss for the period increased to SEK -14.9 million compared to SEK -11.4 million in the same period in 2020 (USD -1.8 million compared to USD -1.2 million, respectively).

●	Loss per share of SEK -0.39 compared to SEK -0.32 in the same period in 2020 (USD -0.05 compared to USD -0.03, respectively).

●	As of September 30, 2021, cash and cash equivalents amounted to SEK 140.9 million (USD 16 million) and shareholders’ equity amounted to SEK 138.8 million (USD 15.8 million).

●	Total number of outstanding shares amounted to 44,394,844 compared to 35,194,844.

●	Cash flow from operating activities decreased to SEK -12.6 million compared to SEK -14.3 million in the same period in 2020 (USD -1.48 million compared to USD -1.52 million, respectively).

●	Average number of employees of 15 compared to 15 in the same period in 2020.

Changes in the Company’s equity

●	On July 6, 2021, Eco Wave Power announced the closing of its underwritten public offering of 1,000,000 American Depository Shares (the “ADSs”), representing 8,000,000 common shares at a price to the public of $8.00 per ADS. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq US”) on July 1, 2021.

EWPG granted A.G.P./Alliance Global Partners (“A.G.P.”), the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. A.G.P. exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The gross proceeds to the Company from this offering were SEK 78.5 million (USD 9.2 million), before deducting underwriting discounts, commissions and other offering expenses, including the exercise of the over-allotment option. Net proceeds were SEK 66.7 million (USD 7.8 million).

Significant events in the quarter

●	Projects Pipeline and Penetration to New Markets - On August 17, 2021, Eco Wave Power announced that its Israeli subsidiary, Eco Wave Power Ltd., entered into a collaboration agreement with the Procurement Administration in the Israeli Ministry of Defense for the Israeli Navy (the “Navy”), to examine the feasibility of installing Eco Wave Power technology at Navy bases. According to the terms of the agreement, Eco Wave Power will immediately begin the procurement and deployment of wave measuring systems to collect extended wave data, in one to three potential locations at the Navy bases, while the Navy will secure all permits for the deployment of the wave measuring equipment.

The Navy’s specialized diving team will install the measurement equipment in the territorial waters of the Navy’s bases. At the end of the measurement period, Eco Wave Power will share the collected information with the Navy, which, in turn, will test the applicability of the technology in line with the prevailing waves in the selected sites. Then, Eco Wave Power and the Navy will jointly analyze the results, and create energy production forecasts, based on such analysis.

Upon identifying the most suitable locations for the installation, and provided that the technology is found to be feasible for the proposed locations, the Navy and Eco Wave Power will use their best efforts to work towards the next step of the collaboration, which is the potential deployment of the Eco Wave Power technology for production of clean electricity for the Navy bases.

●	Portugal - On August 19, 2021, Eco Wave Power announced that its Portuguese subsidiary, EW Portugal- Wave Energy Solutions Unipessoal Lda. (“EW Portugal”), received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG). This registration approval is required for the installation and grid connection of a 1MW pilot project at the Barra do Douro breakwater in Porto, Portugal.

The Small-Production Unit registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

The 1MW project is planned to be the first stage of the 20MW Concession Agreement entered into with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (“APDL”) in April 2020, for the potential usage of four locations owned and operated by APDL.

●	Awards and Recognition - On September 23, 2021, Inna Braverman, Founder and CEO of Eco Wave Power, was awarded the SDG Excellence Award during the 2021 WE Empower Competition. The WE Empower UN SDG Challenge is the first of its kind global business competition for women entrepreneurs who are advancing the UN Sustainable Development Goals and inspiring entire communities to act to create the world we want by 2030.

The award is the first annual Dr. Shimrit Perkol-Finkel SDG Excellence Award, awarded to Inna Braverman for her “demonstration of deep commitment to addressing climate change with Eco Wave Power’s pioneering solution in harnessing wave energy for clean electricity.”

Significant events after the reporting date

●	EWP EDF One Project - On October 4, 2021, Eco Wave Power announced that a collaboration agreement was signed with Lesico Ltd. (TASE: LSCO) (“Lesico”) for the production of the eight remaining floaters for the EWP EDF One project in Israel, through its subsidiary EDF EWP One Ltd.

Lesico has more than 52 years of experience in providing engineering and construction, operation and maintenance services for infrastructure projects and is involved in the research and development of clean-tech technologies in the fields of water and desalination.

EWP EDF One project, which is co-funded by the Israeli Ministry of Energy, will include the construction and installation of 10 floaters on 30 linear meters of a pre-existing breakwater within the port of Jaffa, Israel, with an installed capacity of 100 kW.

Eco Wave Power has finalized the breakwater’s reinforcement works, the assembly and installation of the energy conversion unit and the production of two sample floater mechanisms in Ukraine. Lesico will take an integral part in the EWP EDF One project by providing the eight remaining floater mechanisms within 51 working days from the date of signing the agreement between the parties.

Once all units are provided and installed, the parties will review the possibility of using Lesico for additional projects planned by Eco Wave Power.

●	Projects Pipeline and Penetration to New Markets - On October 11, 2021, Eco Wave Power announced the signing of a Memorandum of Understanding (MOU) with CIMC Offshore Engineering Institute Co., Ltd. (CIMC OEI), a wholly owned subsidiary of China International Marine Containers (Group) Co., Ltd., known as CIMC, that is dually listed on the Stock Exchange of Hong Kong and Shenzen Stock Exchange.

According to the terms of the MOU, the parties will work towards the promotion of a pilot plant in China based on Eco Wave Power’s technology and explore possibilities for offshore application of the Eco Wave Power technology. The parties also plan to collaborate on preparing and submitting written joint submissions to various state and municipal entities in the People’s Republic of China. In addition, it is CIMC OEI’s intention to introduce Eco Wave Power to potential clients and support negotiations with CIMC OEI’s existent clients and ports within China, for the purpose of technology commercialization. CIMC OEI will also provide engineering services to selected projects.

●	Grants - Inna Braverman, Founder and CEO of Eco Wave Power, visited the UK Queen Mary University of London (QMUL) to kickstart the research project for which a grant has been approved by Innovate UK – the UK’s innovation agency. A grant budget of 296,787 GBP (approximately $398,702) was approved as part of the Energy Catalyst Round 8: clean energy - experimental development competition, for a project titled “Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts”, to be executed in collaboration with QMUL, the Asian Institute of Technology (AIT), and the Provincial Electricity Authority (PEA) of Thailand. The grant funding will be divided among the parties in accordance with each party’s contribution to the project, and Eco Wave Power will be granted 103,993 GBP (approximately $139,703), and will contribute additional 44,569 GBP (approximately $59,873).

●	Leadership – On October 13, 2021, Eco Wave Power announced the appointment of Mr. Avi Waller as Chief Operating Officer for the Eco Wave Power Group. Mr. Waller began his employment in the same month, and is based in Eco Wave Power’s headquarters in Tel Aviv, Israel.

Mr. Waller joins Eco Wave Power with broad experience in corporate and operational activities, most recently as the CEO of A. Adiran Engineering & Agencies Ltd., a company that provides all round solutions for industrial structures based on professional planning and implementation of high-quality products.

●	Awards - Eco Wave Power won the 2021 Go Global Award in the Cleantech category. The International Trade Council’s Go Global Awards celebrate the companies that are driving the economy forward through their innovations, technologies, and strategies.

In addition, during COP26, The Blue Climate Initiative (BCI) announced the 21 semi-finalists for the US $1.0 million Ocean Innovation Prize, and we are honoured to have been selected as a semi-finalist.

A Word From the CEO

During COP26, it was clearly seen that the renewable energy market is facing major expansion. Energy day, which was one of the key thematic sessions taking place during the UN climate summit, started with the COP26 co-hosts echoing the words of the UN Secretary-General António Guterres: “consign coal to history”.

President of the Conference, Alok Sharma, announced the new Global Clean Power Transition Statement, a commitment to end coal investments, scale up clean power, make a just transition, and phase out coal by the 2030s in major economies, and in the 2040s elsewhere.

The pledge has 77 signatories, including 46 countries such as Poland, Vietnam, and Chile. 23 the countries making the pledge are making commitments on ending coal for the first time.

Meanwhile, the Powering Past Coal Alliance, which aims to achieve coal phase-out in a sustainable and economically inclusive way, welcomed new members that include seven countries and 14 financial institutions. Also, the governments of South Africa, France, Germany, the United Kingdom and the United States, along with the European Union, announced a new ambitious, long-term Just Energy Transition Partnership to support South Africa’s decarbonization efforts. U.S. President Joe Biden and EU Commissioner Ursula Von de-Leyen appeared virtually to officially present it during The Energy Transition Event.

A group of governments and public finance institutions across the world, including in the United States, European Union, Canada and the United Kingdom, have pledged to end direct support for the ‘unabated’ fossil fuel energy sector by the end of 2022. The joint announcement made during COP26 promises an end to direct support for international fossil fuel projects “except in limited and clearly defined circumstances that are consistent with a 1.5°C warming limit and the goals of the Paris Agreement.”

“This is the first political commitment to phase out oil and gas finance as well, not only coal. If implemented, this will shift 18 billion dollars a year from fossil fuels to renewable energy,” explained Ms. Zhu, a member of the Climate Action Network.

Eco Wave Power’s representatives took part in the relevant events during COP26, and our pioneering technology received significant attention from world leaders and international media, emphasizing the growing interest and commitment to the commercialization of the wave energy sector. Our technology was featured in the Solar Impulse Solutions Guide, which is a guide of clean and profitable solutions, that was handed out to world leaders, including the First Minister of Scotland, Nicola Sturgeon, by Bertrand Piccard, Chairman of the Solar Impulse Foundation.

Eco Wave Power was also featured on Sky News as one of “Seven Solutions to the Climate Crisis” and was selected by Social Impact Israel as “10 Innovative Israeli Startups Revolutionizing the Climate Change Crisis.”

In addition, during COP26, the Blue Climate Initiative (BCI) announced the 21 semi-finalists for the US $1.0 million Ocean Innovation Prize, and we are honoured to have been selected, while I had the honor of being recognized as “Net Zero Hero” by the Sustainable Markets Initiative of Prince Charles and the World Economic Forum, during COP26.

Other than events related to COP26, Q2 and Q3 were eventful periods for Eco Wave Power Global in operational, financial and organizational aspects;

Our Company was dual listed on Nasdaq US raising gross proceeds of $9.2 million (Nasdaq: WAVE), before deducting underwriting discounts, commissions and other offering expenses.

We have also expanded our projects pipeline and collaborations: Eco Wave Power Ltd. entered into a collaboration agreement with the Procurement Administration in the Israeli Ministry of Defense for the Israeli Navy, to examine the feasibility of installing Eco Wave Power technology at Navy bases. Eco Wave Power also announced the signing of a MOU with CIMC Offshore Engineering Institute Co., Ltd., a wholly owned subsidiary of China International Marine Containers (Group) Co., Ltd., that is dually listed on the Stock Exchanges of Hong Kong and Shenzen.

In addition, I had the pleasure of visiting the ports of Casablanca and Port of Mohammedia in Morocco for a discussion regarding the implementation of Eco Wave Power’s innovative wave energy technology in the National Port Agency (NPA) (operator of 33 ports). The visit was made possible due to Eco Wave Power winning the Smart Port Challenge Competition held by Morocco’s National Ports Agency and PortNet: “National Single Window of Foreign Trade.” At the same time, members of the Eco Wave Power Business Development team visited selected ports in Scotland, for the promotion of the implementation of Eco Wave Power technology in Scottish waters.

We have also seen positive progress with our planned project in Portugal when EW Portugal- Wave Energy Solutions Unipessoal Lda. (“EW Portugal”), a wholly-owned subsidiary of Eco Wave Power, received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG). Following such permit, in November 2021, I visited Portugal for a meeting with APDL’s Chairman and representatives from Porto’s City Council to promote the first 1MW project that Eco Wave Power plans to execute as part of the 20MW Concession Agreement entered between the parties in 2020.

As to the EWP-EDF One project in Israel, which is in advanced construction and installation phase, the pandemic resulted in long lead times and component shortages, which caused some delays in the project’s execution. However, Eco Wave Power was fast to respond and moved the production and manufacturing of its eight remaining floaters mechanisms to Israel, to save time. On October 4, 2021, we announced that a collaboration agreement was signed with the publicly traded company Lesico for the production of the eight remaining floaters for the EWP EDF One project in Israel, through our subsidiary EDF EWP One Ltd.

So far, Eco Wave Power has finalized the breakwater’s reinforcement works, the assembly and installation of the energy conversion unit and the production of two sample floater mechanisms in Ukraine. Now, following the newly entered collaboration agreement, Lesico will take an integral part in the EWP EDF One project, by providing the eight remaining floater mechanisms within 51 working days from the date of signing the agreement.

In our latest visit to Lesico, we have seen that two floaters are already fully produced along with six supporting structures for the floaters.

In order to support the EWP projects’ execution and prepare the company towards gradual commercialization, we have appointed Avi Waller as the Chief Executive Officer (COO) of Eco Wave Power. Avi has a strong technical foundation in engineering and has impressive experience leading manufacturing, operations, and development. In addition, Avi holds strong commercial mindset, which adds value to our business and customers, this will enable the company to commence gradual floaters installation in the upcoming weeks.

In conclusion, in the recent quarters we have achieved progress in terms of financially reinforcing the capital position of our company, we have strengthened our management team, seen progress with the Portugal APDL project and the EWP-EDF One Project, while adding new collaborations to our planned projects pipeline. We have also showed strong presence in COP26, and received global recognition.

Eco Wave Power has highly competitive technology, sits in a strong financial position, and is an organization getting ready for global expansion and commercialization. We believe we have thereby laid the foundation for expanding in the rapidly growing renewable energy market.

Inna Braverman

Founder and CEO

Eco Wave Power Global AB (publ)

For the full interim report in Swedish kronor (SEK), please click here.

For the full interim report presented in USD please click here.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (“Eco Wave Power”) is a leading onshore wave energy technology company that has developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and Eco Wave Power’s ADSs (WAVE) are traded on the Nasdaq Capital Market.

FNCA is the company’s Certified Advisor (+46 8-528 00 399, info@fnca.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses the Company’s collaboration agreement with the Navy, including the terms of the agreement, the potential deployment of the Eco Wave Power technology for production of clean electricity for the Navy bases, its Concession Agreement with APDL and that the 1MW project is planned to be the first stage of the 20MW Concession Agreement, its EWP EDF One project and that Lesico will take an integral part in the project by providing the eight remaining floater mechanisms within 51 working days from the signing of the agreement, that Lesico and the Company will review the possibility for additional projects together, the MOU with CIMS OEI, CIMC OEI’s intention to introduce Eco Wave Power to potential clients and support negotiations with CIMC OEI’s existent clients and ports within China for the purpose of technology commercialization, that CIMC OEI will provide engineering services to selected projects and the grant from QMUL. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more information, please contact:

Inna Braverman, CEO

inna@ecowavepower.com

+972 350 940 17

Aharon Yehuda, CFO

aharon@ecowavepower.com

+972 362 028 07